COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notice to the Market

Companhia Brasileira de Distribuição (CBD) – Grupo Pão de Açúcar informs its shareholders and investors that it has concluded the process to hire the Company’s new CEO, having appointed Mr. Cássio Casseb.

The appointment of Mr. Cássio Casseb as the new CEO should be confirmed in the next Board of Directors’ meeting.

The hiring of Cássio Casseb meets CBD’s developments with regards to Corporate Governance and professionalization that has been intensified since 2003.

This is the first time CBD hires an external CEO. Cássio Casseb will strengthen the current performance of the Company’s Executive Board, counting on the support of 70 thousand workers.

Abilio Diniz, Chairman of Grupo Pão de Açúcar’s Board of Directors, who was personally involved in the process said: “We believe that Cássio Casseb’s sound experience in several industries, as well as his values and his leadership ability contribute to strengthen CBD’s team in its constant pursue for efficiency, profitability and social development”.

Cássio Casseb will lead the largest retail company in Brazil, a position reached in 2000. Today, CBD has 558 stores, totaling 1.2 million m² of sales area. With gross revenues of over R$16 billion in 2005, CDB plans to invest approximately R$ 2.5 billion in the next four years, when 160 new stores are expected to be open, creating over 30 thousand jobs.

The main goals for Grupo Pão de Açúcar for 2006 include improvements in efficiency and profitability gains combined to both an intensive cost reduction program and growth of same store sales. Additionally, the Company will continue to invest in the competitive strengthens of each Business Unity and in customer services.

Cássio Casseb is 50 years old and is graduated in engineering from Escola Politécnica da Universidade de São Paulo. Mr. Casseb started his career at Banco de Boston where he worked for three years. In 1979, he moved to Banco Francês & Brasileiro (Credit Lyonnais), where he worked for several areas during nine years. Mr. Casseb left Credit Lyonnais to work in Banco Mantrust SRL (Manufacturers Hannover and local professionals joint venture), where he stayed for four years, initially serving as Financial Vice President and then, as Executive Vice President. In 1997, Mr. Casseb started working for Credicard S.A. as CEO, where he accumulated sound experience in the retail industry.

In May 1999, he started working for the holding company of Vicunha Group, where together with the Company’s shareholders, helped redefine the Group’s industrial strategy and focus. From January 2003 to November 2004, Mr. Casseb served as CEO of Banco do Brasil. Before entering CBD, Cássio Casseb had been serving as CEO of Coinbra, a commodities trading company under the French Group Louis Dreyfus. Mr. Casseb is a member of the Superior Council of The Federation of Industries of the State of São Paulo (Fiesp).

São Paulo, December 16, 2005

Abilio Diniz

Chairman of the Board